Exhibit 99.1

InterCure Announces the Withdrawal of a Class Action Lawsuit against it

NEW YORK, TORONTO, and HERZLIYA, Israel — December 5, 2022 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) is pleased to announce the withdrawal of a class action lawsuit against it (the “Regenera Lawsuit”). The Regenera Lawsuit was described in the Company’s press release dated May 26, 2020 and in the Company’s most recent Annual Report and Annual Information Form and it was primarily concerning a motion to certify, as a class action, a claim filed against the Company, its directors and its executive officers, alleging that the Company violated its obligation to publicly disclose certain events and developments which impacted the valuation of Regenera Pharma Ltd. (in which the Company held a 11.76% position during the time relevant to the claim). On December 2, 2022, the Tel Aviv District Court approved a consent motion to withdraw the Regenra Lawsuit, without any payment to the plaintiff from the Company.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co